                                                                    EXHIBIT 99.1


                       THERAPEUTIC DISCOVERY CORPORATION
                         (a development stage company)

                      Statement of Operations (unaudited)
          (in thousands, except number of shares and per share data)

Period From
                                                     Three Months Ended            Six Months Ended            Inception
                                                           June 30,                    June 30,            (November 1992)
                                                      1997          1996          1997          1996        to June 30, 1997
                                                   ----------    ----------    ----------      --------     ----------------
REVENUES:

  Net interest and investment income               $      838    $    1,993    $    1,505    $    4,665           $  35,841

EXPENSES:
  Research and development
    paid to ALZA Corporation                           26,375        28,312        48,616        49,886             253,995

General and administrative                                513           705         1,168         1,254              10,624
                                                   ----------    ----------    ----------    ----------    ----------------
    Total expenses                                     26,888        29,017        49,784        51,140             264,619
                                                   ----------    ----------    ----------    ----------    ----------------

Loss before tax                                       (26,050)      (27,024)      (48,279)      (46,475)          $(228,778)

Income tax                                                  -             -             -             -                 301
                                                   ----------    ----------    ----------    ----------    ----------------

Net loss                                           $  (26,050)   $  (27,024)   $  (48,279)   $  (46,475)          $(228,477)
                                                   ----------    ----------    ----------    ----------    ----------------

Net loss per common share                          $    (3.37)   $    (3.49)   $    (6.24)   $    (6.01)
                                                   ----------    ----------    ----------    ----------

Weighted average common shares                      7,734,524     7,734,524     7,734,524     7,734,524
                                                   ==========    ==========    ==========    ==========

                            See accompanying notes.

                       THERAPEUTIC DISCOVERY CORPORATION
                         (a development stage company)

                           Balance Sheet (unaudited)
          (in thousands, except number of shares and per share data)

ASSETS                                                 June 30,       December 31,
                                                         1997            1996
                                                       ---------      ------------
Current assets:
   Cash and cash equivalents                           $   1,913       $  10,597
   Short-term investments                                 36,643          74,707
   Interest receivable                                       448             809
   Prepaid expenses and other
      current assets                                         395           1,033
                                                       ---------       ---------

         Total current assets                             39,399          87,146

Long-term assets:
   Employee loans, long-term                                 300             300
   Prepaid expenses and other
      long-term assets                                         -               -
   Organization costs, (net of
      accumulated amortization)                              776           1,014
                                                       ---------       ---------

Total assets                                           $  40,475       $  88,460
                                                       =========       =========

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
   Payable to ALZA Corporation                         $  18,445       $  19,129
   Accounts payable and other current liabilities             22              72
                                                       ---------       ---------

      Total current liabilities                           18,467          19,201

Long-term liabilities:
   Deferred compensation                                     229             115

Total liabilities

Stockholders' equity:
   Class A Common Stock, $.01 par
      value, 12,000,000
      shares authorized, 7,734,424
      issued and outstanding                                  77              77
   Class B Common Stock, $.01 par
      value, 100 shares authorized,
      issued and outstanding                                   -               -
   Additional paid-in capital                            251,650         251,650
   Net unrealized losses on
      available-for-sale securities                         (493)         (1,166)
   Deficit accumulated during the
      development stage                                 (228,477)       (180,198)
   Deferred compensation                                    (978)         (1,219)
                                                       ---------       ---------

      Total stockholders' equity                          21,779          69,144
                                                       ---------       ---------

Total liabilities and stockholders' equity             $  40,475       $  88,460
                                                       =========       =========

                            See accompanying notes.

                       THERAPEUTIC DISCOVERY CORPORATION
                         (a development stage company)

          Condensed Consolidated Statement of Cash Flows (unaudited)
                                (in thousands)

                                                                                        Period From
                                                             Six Months Ended            Inception
                                                                 June 30,           (November 1992) to
                                                             1997         1996         June 30, 1997
                                                          ----------   ----------   -------------------
CASH FLOWS FROM OPERATING ACTIVITIES:

Net loss                                                   $(48,279)    $(46,475)          $  (228,477)
Adjustments to reconcile net loss
   to net cash used in operating
      activities:
   Amortization of organization costs                           238          358                 2,804
   Amortization of deferred compensation                        241           82                   969
    (Increase) decrease in assets:
      Interest receivable                                       361          (81)                 (448)
      Other receivable                                            -            -                  (252)
      Organization costs                                          -            -                (3,581)
      Prepaid expenses and other assets                         638           52                  (143)
   Increase (decrease) in liabilities:
      Payable to ALZA Corporation                              (684)       3,924                18,445
      Accounts payable and other current liabilities            (50)         (52)                   22
      Long-term liabilities                                     114           12                   229
                                                           --------     --------           -----------
         Total adjustments                                      858        4,295                18,045
                                                           --------     --------           -----------
            Net cash used in operating
               activities                                   (47,421)     (42,180)             (210,432)

CASH FLOWS FROM INVESTING ACTIVITIES:

   Investments in available-for-sale
      securities                                                  -      (25,667)           (1,363,067)
   Sale of available-for-sale securities                     35,737       58,503               622,411
   Maturities of available-for-sale
      securities                                              3,000        8,070               703,523
   Employee loans, long-term                                      -            -                  (300)
                                                           --------     --------           -----------
            Net cash provided by
                (used in) investing activities               38,737       40,906               (37,433)

CASH FLOWS FROM FINANCING ACTIVITIES:

   Issuance of Class B Common Stock                               -            -                     2
   Issuance of Class A Common Stock                               -            -               249,998
   Issuance costs                                                 -            -                  (222)
                                                           --------     --------           -----------
            Net cash provided by financing
               activities                                         -            -               249,778
                                                           --------     --------           -----------

Net increase (decrease) in cash and
   cash equivalents                                          (8,684)      (1,274)                1,913

Cash and cash equivalents at beginning of period             10,597       13,314                     -
                                                           --------     --------           -----------

Cash and cash equivalents at end of period                 $  1,913     $ 12,040           $     1,913
                                                           ========     ========           ===========

                            See accompanying notes.

                                               THERAPEUTIC DISCOVERY CORPORATION
                                                   (a development stage company)
                                                                   June 30, 1997


                   Notes to Financial Statements (unaudited)

1.   BASIS OF PRESENTATION

     Therapeutic Discovery Corporation ("TDC") was incorporated in Delaware on November 12, 1992 and commenced operations on June 11, 1993. TDC was formed to select and develop new human pharmaceutical products (the "TDC Products") combining the proprietary drug delivery systems of ALZA Corporation ("ALZA") with various drug compounds. TDC has been engaged in these and related activities since its formation. TDC's principal activities consist of research and development activities under its agreements with ALZA.

     Under generally accepted accounting principles, TDC is considered a development stage company and, accordingly, must present financial information for the three and six months ended June 30, 1997 and 1996 and for the period from inception (November 1992) to June 30, 1997.

     The information at June 30, 1997, for the three and six months ended June 30, 1997 and 1996, and the period from inception (November 1992) to June 30, 1997 is unaudited, but includes all adjustments (consisting only of normal recurring adjustments) which the management of TDC believes necessary for fair presentation of the results for such periods. Interim results are not necessarily indicative of results for a full year. The financial statements should be read in conjunction with the audited financial statements of TDC for the year ended December 31, 1996 included in TDC's 1996 Annual Report on
Form 10-K.

2.   SHORT-TERM INVESTMENTS

     TDC has classified its entire investment portfolio as available-for-sale. TDC's investment portfolio is available for current operations and, therefore, has been classified as a current asset. Investments in the available-for-sale category are carried at fair market value with unrealized losses recorded as a separate component of stockholders' equity. At June 30, 1997, net unrealized losses on available-for-sale securities were approximately $0.5 million. The cost of securities when sold is based upon specific identification.

                                               THERAPEUTIC DISCOVERY CORPORATION
                                                   (a development stage company)
                                                                   June 30, 1997


The following is a summary of available-for-sale securities at June 30, 1997:

                                                                                      Available-for-Sale Securities
                                                                                      -----------------------------
                                                                                                                   Estimated
                                                                                         Unrealized   Unrealized      Fair
(in thousands)                                                                  Cost       Gains        Losses        Value
                                                                             ---------   ----------   ----------    ---------
U.S. Treasury securities
  and obligations of U.S.
  government agencies                                                          $23,159      $     0        $(300)     $22,859

Collateralized mortgage
  obligations and asset
  backed securities                                                              3,997            0         (125)       3,872

Corporate securities                                                            10,634            0         ( 68)      10,566
                                                                               -------      -------     ----------    ---------
                                                                               $37,790      $     0        $(493)     $37,297
                                                                               =======      =======     ==========    =========

     The amortized cost and estimated fair value of debt and marketable securities at June 30, 1997, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because the issuers of the securities may have the right to prepay obligations without prepayment penalties.

                                                      Estimated
                                                         Fair
(in thousands)                            Cost          Value
                                          ---------   ----------
Due in one year or less                     $17,177      $17,085
Due after one year through
 four years                                  13,676       13,438
Due after four years through
 eight years                                  6,937        6,774
                                          ---------   ----------
                                            $37,790      $37,297
                                          =========   ==========

                                               THERAPEUTIC DISCOVERY CORPORATION
                                                   (a development stage company)
                                                                   June 30, 1997

3.   ARRANGEMENTS WITH ALZA CORPORATION

     TDC was formed by ALZA for the purpose of selecting and developing new human pharmaceutical products combining ALZA's proprietary drug delivery technologies with various drug compounds, and commercializing such products, most likely through licensing to ALZA. In connection with the distribution to ALZA stockholders of a special dividend of units (each unit includes one share of TDC Class A Common Stock and one warrant to purchase one-eighth of one share of ALZA Common Stock at an exercise price of $65 per share), ALZA made a $250 million cash contribution to TDC's capital. The cash is being used primarily to fund activities under a development agreement (the "Development Contract") between ALZA and TDC pursuant to which ALZA conducts research and development activities on behalf of TDC. In accordance with TDC's Restated Certificate of Incorporation, on June 11, 1996, the Units separated into their component securities--TDC Class A Common Stock and ALZA warrants. As a result of the separation, both securities are listed and trade independently on the Nasdaq Stock Market. The trading symbol for the TDC Class A Common Stock is "TDCA".

     PRODUCT LICENSE OPTION. TDC has granted to ALZA an option to acquire, on a product-by-product and country-by-country basis, a perpetual, exclusive, royalty-bearing license to make, have made, use and sell any or all TDC
Products (the"License Option"). If ALZA exercises its License Option for any TDC Product (a "Licensed TDC Product"), ALZA will pay the following royalties ("Product Royalties") to TDC:

     (a) if the Licensed TDC Product is sold by ALZA, Product Royalties of up to a maximum of 5% of ALZA's net sales of the Licensed TDC Product determined as follows: (i) 1% of net sales, other than sales to distributors or sublicensees who agree to pay royalties or make percentage of sales payments to ALZA or any affiliate of ALZA and in respect of which the Product Royalties are determined as provided in clause (b) below, plus (ii) an additional 0.1% of such net sales for each full $1 million of the Development Costs (as defined in the Development Contract) of the Licensed TDC Product paid by TDC; and

     (b) if the Licensed TDC Product is sold by a third party, Product Royalties of up to a maximum of 50% of third party payments to ALZA with respect to such Licensed TDC Product determined as follows: (i) 10% of such third party payments, plus (ii) an additional 1% of such third party payments for each full $1 million of the Development Costs of the Licensed TDC Product paid by TDC.

In each case, net sales and other third party payments will be reduced by the dollar amount of any license or similar payments due to third parties from ALZA with respect to the Licensed TDC Product. In addition, ALZA has the option to buy out TDC's right to receive Product Royalties with respect to any Licensed TDC Product on either a country-by-country or worldwide basis.

                                               THERAPEUTIC DISCOVERY CORPORATION
                                                   (a development stage company)
                                                                   June 30, 1997


     ALZA may exercise the License Option with respect to any TDC Product, on a country-by-country basis, at any time until 90 days after the earliest of the following: (a) approval to market the TDC Product in such country by the appropriate regulatory agency; (b) approval to market the TDC Product in the United States by the FDA; or (c) the expiration of the Purchase Option (as defined below).

     PURCHASE OPTION. ALZA has certain rights pursuant to the Restated Certificate of Incorporation of TDC to purchase all (but not less than all) of the TDC Class A Common Stock (the "Purchase Option"). Except as otherwise set forth below, the Purchase Option may be exercised by written notice to TDC at any time during the period ending on December 31, 1999; provided that such date will be extended for successive one year periods if, as of any June 30 beginning with June 30, 1999, TDC has not used at least 90% of all funds available for product development as set forth in the Development Contract. Notwithstanding the foregoing, the Purchase Option will terminate on the 60th day after the later of the filing or the due date of a Form 10-K or Form 10-Q of TDC containing a balance sheet showing less than $5 million of cash, cash equivalents and short-term and long-term investments. Based on TDC's current rate of expenditures on TDC Products, TDC's balance sheet will reach this threshold during the third quarter of 1997.

     If the Purchase Option is exercised, the exercise price (the "Purchase Option Exercise Price") will be the greatest of the following:

     (a)  $100 million;

     (b) the greater (i) of 25 times the worldwide royalties and sublicensing fees paid by ALZA to TDC during four specified calendar quarters or
          (ii) 100 times such royalties and sublicensing fees during a specified calendar quarter, in each case, less any amounts previously paid by ALZA to exercise a buy-out option with respect to any product;

     (c)  the fair market value of one million shares of ALZA Common Stock; or

     (d) $325 million less all amounts spent by TDC under the Development Contract.

Based on information available at June 30, 1997, the Purchase Option Exercise Price is expected to be $100 million.

     At the time of exercise of the Purchase Option ALZA may decide, in its discretion, to pay the Purchase Option Exercise Price in cash, in ALZA Common Stock, or in any combination of cash and ALZA Common Stock.

                                               THERAPEUTIC DISCOVERY CORPORATION
                                                   (a development stage company)
                                                                   June 30, 1997

     ALZA has not made a decision as to whether it will exercise the Purchase Option. ALZA is under no obligation to exercise the Purchase Option and will do so only if ALZA determines that it is in the best interests of ALZA and its stockholders at the time the decision is made.

     For a more detailed discussion of the License Option, the Purchase Option and the arrangements between ALZA and TDC, see TDC's 1996 Annual Report on Form 10-K.